UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alto Group Holdings, Inc.

(Name of Issuer)

Class A Preferred Stock

(Title of Class of Securities)

021515101

(CUSIP Number)

Copy to:

Kenneth I. Denos
10757 So. River Front Pkwy
Suite 125
South Jordan, UT 84095

(801) 816-2511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21515101
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Mark Daniel Klok
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [ √ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mark Daniel Klok is a citizen of United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	8	SHARED VOTING POWER 10,000,000 shares of common stock
	9	SOLE DISPOSITIVE POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of common stock
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 shares of common stock and 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
56.08%  on an as-converted basis.  61,680,000 shares of common stock are currently outstanding and 117,680,000 shares of common stock would be outstanding if the shares of preferred stock beneficially held were so converted.

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of preferred stock and 56.08% of common in the event of a conversion into common shares.
14		TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP No. 21515101
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Mexican Hunter Exploration S.A. de CV
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [√]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 10,000,000 shares of common stock
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 10,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 16.21%
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.21%.
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21515101
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Robert Howie
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [√]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Robert Howie is a citizen of Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,000,000 shares of common stock and
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of common stock and
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 16.21%
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.21%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21515101
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Opiuchus Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ] (b) [√]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	8	SHARED VOTING POWER 10,000,000 shares of common stock
	9	SOLE DISPOSITIVE POWER 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of common stock
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 shares of common stock and 14,000,000 shares of class A preferred stock which is equal to 56,000,000 shares of common stock upon conversion

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
56.08%  on an as-converted basis.  61,680,000 shares of common stock are currently outstanding and 117,680,000 shares of common stock would be outstanding if the shares of preferred stock beneficially held were so converted

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of preferred stock and 56.08% of common in the event of a conversion into common shares.
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.              Security and Issuer

  This statement on Schedule 13D relates to 10,000,000 shares of common stock acquired by Mexican Hunter Exploration S.A. de C.V. (“MHE”) in connection with the purchase of assets of MHE by Alto Group Holdings, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 110 Wall Street, 111th Floor, New York, NY 10005.

Item 2.    Identity and Background

1.  Mark Daniel Klok

(a) Mark Daniel Klok

(b) 110 Wall Street, 11th Floor, New York, New York 10005.

(c) Mr. Klok is a businessman.

(d) Mr. Klok has not been convicted in any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  during  the last five years.

(e) Mr. Klok has not been a party to any civil proceeding of a judicial or administrative  body of competent  jurisdiction  where, as a result of such  proceeding,  there was or is a  judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

(f) Mr. Klok is a citizen of the United States of America.

2.  Opiuchus Holdings, Inc.

(a) Opiuchus Holdings, Inc.

(b) 110 Wall Street, 11th Floor, New York, New York 10005

(c) Opiuchus Holdings, Inc. is a New York corporation.

(d) The beneficial owner of Opiuchus Holdings, Inc., Mark Daniel Klok has not been convicted in     any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  during  the last five years.

(e) Opiuchus Holdings, Inc. has not been a party to any civil proceeding of a judicial or    administrative  body of competent  jurisdiction  where, as a result of such  proceeding,  there was or is a  judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

(f) Opiuchus Holdings, Inc. is registered in the state of New York

3.  Robert Barry Howie

(a) Robert Barry Howie

(b) 110 Wall Street, 11th Floor, New York New York 10005.

(c) Mr. Howie is a businessman.

(d) Mr. Howie has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Howie has not been a party to any civil proceeding of a judicial or administrative  body of competent  jurisdiction  where, as a result of such  proceeding,  there was or is a  judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

(f) Mr. Howie is a citizen of Canada.

       4.   Mexican Hunter Exploration S.A. de C.V.

(a) Mexican Hunter Exploration S.A. de C.V. (“MHE”)

(b) 110 Wall Street, 11th Floor, New York, NY 10005.

(c) MHE is a corporation organized under the laws of Mexico.

(d) The principals and beneficial owners of MHE have not been convicted in any criminal proceeding (excluding traffic violations or similar  misdemeanors) during the last five years.

(e) The principals and beneficial owners of MHE have not been a party to any civil proceeding of a judicial or administrative  body of competent  jurisdiction  where, as a result of such  proceeding,  there was or is a  judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

(f) MHE is registered in Mexico.

 Item 3.             Source and Amount of Funds or Other Consideration

  On March 15, 2010, the Issuer acquired certain assets of MHE, a company engaged in mining exploration and development in Mexico.  The assets consisted of two mining concessions known as Los Tres Machos (The Three Mules) and Zuna, in Jalisco Mexico.  In exchange for these assets, in addition to certain exploration and development undertakings, the Company also issued 10,000,000 shares (the “Shares”) of restricted common stock to MHE.  MHE is owned and controlled by Robert Howie and Mark Klok, both of whom are members of the board of directors of the Company.  Mr. Klok is also the Company’s Chief Executive Officer and the controlling beneficial holder of the Company’s voting shares.  The transaction was approved by a majority of the Company’s disinterested directors.

Item 4.              Purpose of Transaction

  The purpose of the transaction described above was for investment purposes.

  Depending on  market  conditions  and  other  factors,  any of Opiuchus Holdings, Inc. MHE, Mr. Klok, or Mr. Howie (collectively the “Beneficial Holders”) may  acquire additional shares of the Issuer's common stock or preferred stock as deemed appropriate,  whether in open market purchases,  privately negotiated  transactions or otherwise.  Each of the Beneficial Holders also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

  As the principal beneficial shareholder of the Company and a beneficial holder of a majority of its voting shares, Mr. Klok may elect additional members of the board of directors or seek the removal of other directors.  Additionally, Mr. Klok may also pursue or consent to any of the following: (a) the acquisition by any person of additional  securities of the Issuer, or the disposition of securities of the Issuer;  (b) an extraordinary  corporate  transaction,  such as a merger, reorganization or liquidation,  involving the Issuer or any of its subsidiaries;(c) a sale or  transfer  of a material  amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer  including  any plans or proposals to change the number of term of directors  or to fill any  existing  vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Issuer;  (f) any other  material  change in the  Issuer's  business or corporate  structure;  (g) changes in the Issuer's  Articles of Incorporation or other actions which may impede the  acquisition  of control of the Issuer by any  person;  (h) causing a class of  securities  of the Issuer to be  delisted  from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer  quotation system of a registered  national securities  association;  (i) a class of equity securities  of the Issuer  becoming  eligible for  termination  of  registration pursuant to Section  12(g)(4)  of the Act;  or (j) any action  similar to any of those enumerated above.

Item 5.             Interests in Securities of the Issuer

 1.  As of March 15, 2010, the aggregate number and percentage of shares of preferred stock of the Issuer beneficially owned on an as-converted basis by each of the Reporting Persons is as follows:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent of Class(1)
Opiuchus Holdings, Inc.	66,000,000	56.08%
Mark Klok	66,000,000	56.08%
Mexican Hunter Exploration S.A. de C.V.	10,000,000	16.21%
Robert Howie	10,000,000	16.21%

2.  During the last sixty days, Opiuchus Holdings, Inc. and Mr. Klok have effected the following transactions in the securities of the Issuer:

On February 10, 2010, Tareq Hinawy, the former president and director of the Issuer, and Mr. Klok entered into a Share Transfer Agreement, wherein Tareq Hinawy agreed to the transfer of 48,000,000 shares of common stock to Mr. Klok.  Mr. Klok purchased the shares for $50,000 from personal funds.  The shares were held in the name of Opiuchus Holdings, Inc.

On March 3, 2010, the Company approved the creation of Class “A” shares of restricted Preferred Stock (“Preferred Shares”).  The rights, preferences, privileges, restrictions and characteristics of the Preferred Shares are detailed in the Certificate of Designation to the Articles of Incorporation filed as an exhibit to a report on Form 8-K on March 5, 2010.  The Company approved the surrender, conversion and exchange of 48,000,000 shares of restricted common stock beneficially held by Mr. Klok and Opiuchus Holdings, Inc. into 14,000,000 Preferred Shares.  Mr. Klok holds a beneficial interest in 14,000,000 Preferred Shares which are convertible at the discretion of Mr. Klok into 56,000,000 shares of common stock.  Holders of the Preferred Shares are entitled to vote together with holders of common stock on all matters, consequently giving Mr. Klok voting control of the Company.

3.  Neither MHE nor Mr. Howie has effected any other transaction in the shares of common or preferred stock of the Issuer in the past sixty days, except has been described in this disclosure form.

Item 6.            Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The Shares are subject to an Escrow Agreement which serves as a source of indemnification to the Issuer during the two-year term of the agreement.  While the Shares are held in escrow, the Company may direct the voting thereof in its discretion.  Except as set forth above or set forth in the exhibits, there are no other contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.              Materials to be filed as Exhibits.

         Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 24h day of March, 2010.

By: /s/ Mark Daniel Klok
Name:            Mark Daniel Klok

OPIUCHUS HOLDINGS, INC.

By: /s/ Mark Daniel Klok
Name:            Mark Daniel Klok
Title:           Director

MEXICAN HUNTER EXPLORATION DE C.V.

By: /s/ Mark Daniel Klok
Name:            Mark Daniel Klok
Title:           Director

By: /s/ Robert B. Howie
Name:  Robert B. Howie